August 13, 2010

VIA EDGAR

Mr. Mark Webb
Legal Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Fax: (202) 772-9210

Re:	East West Bancorp, Inc. (File No. 0-24939) (“EWBC” or the “Company”)

Dear Mr. Webb:

Thank you for your proxy comment letter dated and received via fax on August 2, 2010.  We enclose our responses to the comments and issues raised in your letter regarding our Form 10-K for the Fiscal Year ended December 31, 2009, as well as future filings.

For the convenience of the staff of the Securities and Exchange Commission (the Staff), the Staff's comments are included and followed by EWBC's responses.

Compensation Committee, page 12

1.	In future filings, please revise to disclose more fully the scope of the compensation committee, including the use of Towers Perrin as a consultant. Refer to Item 407(e) of Regulation S-K.

EWBC Response:  In our future filings, we will clarify the scope of authority of the Compensation Committee and any other information required by Item 407(e) of Regulation S-K.

Compensation Discussion and Analysis, page 17

2.
In future filings, please revise this section at length to disclose more fully the company’s policies and procedures with respect to the company’s executive compensation practices, including the company’s objectives with respect to its compensation programs, the specific role of and procedures followed by the compensation committee, each element of overall compensation, how annual salaries were determined, etc.  Refer to Item 402(b) of Regulation S-K.

EWBC Response:  In our future filings, we will provide further discussion and analysis of the company’s policies and procedures with respect to the company’s executive compensation practices, including the company’s objectives with respect to its compensation programs, the specific role of and procedures followed by the compensation committee, each element of overall compensation, how annual salaries were determined, etc., with reference to Item 402(b) of Regulation S-K.

Executive Compensation, page 20

3.
We note that you have not included disclosure in response to Item 402(s) of Regulation S-K.  Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.  Please note that the disclosure required under 402(s) relates to compensation practices in general and is not limited to compensation for senior executive officers.

EWBC Response:  With regards to disclosure in connection with Item 402(s) of Regulation S-K, please note that EWBC did not have any compensation policies and practices in place for its employees that would be reasonably likely to have a material adverse effect on the Company.  Specifically, the Company did not have any incentive compensation programs in place, for its executive and non-executive officers, which linked incentive compensation to specific production output thereby affecting risk taking by employees on behalf of the Company.  The evaluation of personnel performance was performed on a holistic basis by evaluating an employee’s overall contributions to the Company and not solely based on whether certain production goals were met.

Employment Agreements and Potential Payments upon Termination, page 28

4.	In future filings, please revise to disclose all the information required under Item 402(j) in the event that participation in the Capital Purchase Program is terminated.

EWBC Response:  In our future filings, we will disclose all the information required under Item 402(j) in the event that participation in the Capital Purchase Program is terminated.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this letter, please do not hesitate to contact me at (626) 768-6896.  Thank you for your consideration.

Sincerely,

EAST WEST BANCORP, INC.

By:	/s/ Douglas P. Krause
Douglas P. Krause
Executive Vice President & General Counsel